United States
                   Securities Exchange Commission
                      Washington, D.C. 20549

                        December 31, 2000
                              Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                     Commission File Number: 0-18615
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Master Realty Properties, Inc.
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(Exact name of registrant as specified in its charter)

410 W. 8th Street, Kansas City, Missouri 64105 (816) 474-9333
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive officer)

See Attached
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(Title of each class of securities covered by this Form)

None
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(Titles of all other classes of securities for which a duty to file reports under section 13 (a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)   X               Rule 12h-3(b)(1)(i)
                    -----                                   -----
Rule 12g-4(a)(1)(ii)                  Rule 12h-3(b)(1)(ii)
                    -----                                   -----
Rule 12g-4(a)(2)(i)                   Rule 12h-3(b)(2)(i)
                    -----                                   -----
Rule 12g-4(a)(2)(ii)                  Rule 12h-3(b)(2)(ii)
                    -----                                   -----
                                      Rule 15d-6
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Approximate number of holders of records as of the certification
Or notice date: 296*
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* as of December 20, 2000 and at all times thereafter through the date of filing.

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 1-31-01               By:  /S/ John J. Bennett
     ---------                  -----------------------
                            President, CEO and Chairman

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer or the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Attached:

             MASTER REALTY PROPERTIES, INC.
                      FORM 15
                     SECURITIES


Description          Par Value      Authorized      Outstanding
Common Stock           $.01         8,500,000         1,873,581
Preferred Stock *      $.01         1,000,000            19,800
Convertible Stock
Debentures**          $1.00        $9,1237,752         $613,658


*The preferred stock is convertible to common stock on a one for one basis. The preferred stock carries a liquidation preference of up to 5 percent of the Company's net assets.

**The convertible subordinated debentures are convertible to common stock based on a $7.4667/share conversion price.